COMMENTS RECEIVED ON JUNE 2, 2005
FROM CHRISTIAN SANDOE
FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)
Fidelity Intermediate Bond Fund, Fidelity Large Cap Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity Small Cap Retirement Fund, Fidelity Small Cap Stock Fund, and Spartan 500 Index Fund
POST-EFFECTIVE AMENDMENT NO. 85
FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)
Fidelity Focused High Income Fund, Fidelity High Income Fund, Fidelity Inflation-Protected Bond Fund, Fidelity Investment Grade Bond Fund, Fidelity Short-Term Bond Fund, Spartan Government Income Fund
POST-EFFECTIVE AMENDMENT NO. 97
FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)
Spartan U.S. Treasury Money Market Fund, Spartan U.S. Government Money Market Fund, Spartan Money Market Fund
POST-EFFECTIVE AMENDMENT NO. 18
FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)
Fidelity Capital & Income Fund
POST-EFFECTIVE AMENDMENT NO. 64

1. All funds

    Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

    C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

    R: The requested information will be sent to you when it becomes available.

2. All funds

    "Investment Summary" (prospectuses)
    "Principal Investment Strategies"

    (All funds (except Spartan 500 Index))

    "Fidelity Management & Research Company (FMR)'s principal investment strategies <u>include</u>:"

    (Spartan 500 Index)

    "Geode Capital Management, LLC (Geode)'s principal investment strategies <u>include</u>:"

    C: The Staff indicated that all investment strategies of the fund should be addressed, therefore the use of the word "include" may suggest that the fund has other principal investment strategies which are not described. As such, the Staff suggests changing the word "include" to the word "are."

    R: The introductory clause will be removed in the funds' next filing.

Fidelity Hereford Street Trust (File Nos. 033-52577 and 811-07139), Post-Effective Amendment No. 18;
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 64;
Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment No. 85;
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post Effective Amendment No. 97

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3. Fidelity Intermediate Bond Fund, Fidelity Investment Grade Bond Fund, Fidelity Inflation-Protected Bond Fund, and Fidelity Short-Term Bond Fund

"Investment Summary" (prospectuses)
"Principal Investment Strategies"

(Fidelity Intermediate Bond Fund, Fidelity Investment Grade Bond Fund, and Fidelity Short-Term Bond Fund)

"Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities."

(Fidelity Inflation-Protected Bond Fund)

"Normally investing at least 80% of assets in inflation-protected debt securities of all types."

    C: The Staff believes that the fund should invest 80% in bonds, which can then be defined as investment-grade securities or inflation-protected securities, as applicable.

    R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in bonds is met by its policy to invest 80% in investment-grade securities. In this regard, as previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Moreover, we believe that complying with the Staff's request that the fund adopt a policy of investing in "bonds" and then defining bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgment that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

4. Fidelity Small Cap Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity Large Cap Stock Fund, and Fidelity Small Cap Retirement Fund

"Investment Summary" (prospectuses)
"Principal Investment Strategies"

(Fidelity Small Cap Stock Fund)

"Normally investing at least 80% of assets in common stocks of companies with small market capitalizations (which for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000 Index or the Standard & Poor's Small Cap 600 Index (S&P SmallCap 600))."

(Fidelity Mid‑Cap Stock Fund)

"Normally investing at least 80% of assets in common stocks of companies with medium market capitalizations (which for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap Index or the Standard & Poor's MidCap 400 Index (S&P MidCap 400))."

(Fidelity Large Cap Stock Fund)

Fidelity Hereford Street Trust (File Nos. 033-52577 and 811-07139), Post-Effective Amendment No. 18; Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 64; Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment No. 85; Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post Effective Amendment No. 97

"Normally investing at least 80% of assets in common stocks of companies with large market capitalizations (which for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000 Index or the Standard & Poor's 500 Index (S&P 500))."

(Fidelity Small Cap Retirement Fund)

"Normally investing at least 80% of assets in securities of companies with small market capitalizations (which for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000 Index or the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600))."

C: The Staff would like us to add disclosure showing the market capitalization range for each of the indices noted above.

R: As the capitalization range of an index varies over time, we believe it is more appropriate to identify well-publicized indices by name rather then giving a snapshot of the capitalization as of a single date. Accordingly, we have not modified disclosure.

5. Fidelity Capital & Income Fund, Fidelity Focused High Income Fund, and Fidelity High Income Fund

"Investment Summary" (prospectuses)
"Principal Investment Strategies"

C: The Staff would like to know the funds' maturity strategy and the expected average maturity of the fund.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity or to maintain a weighted average maturity within a certain range and therefore there is no "expected" average rate of maturity for the funds. On an ongoing basis, the dollar weighted average maturity for the funds is included in the funds' reports on Form N-SAR.

6. Fidelity Inflation-Protected Bond Fund, Fidelity Investment Grade Bond Fund, and Spartan Government Income Fund

"Investment Summary" (prospectuses)
"Principal Investment Strategies"

C: The Staff would like to know the funds' maturity strategy.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity.

7. Fidelity Focused High Income Fund

"Investment Summary" (prospectus)

C: Discuss the fund's focus strategy.

R: The fund focuses its investments on a particular segment of the high yield bond market. As disclosed in the fund's prospectus, FMR invests the fund's assets primarily in securities rated BB

Fidelity Hereford Street Trust (File Nos. 033-52577 and 811-07139), Post-Effective Amendment No. 18;
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 64;
Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment No. 85;
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post Effective Amendment No. 97

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by S&P, Ba by Moody's, comparably rated by at least one nationally recognized credit rating agency, or, if unrated, considered by FMR to be of comparable quality.

8. Fidelity Capital & Income Fund

    "Investment Summary" (prospectus)
    "Principal Investment Strategies"

    "Investing in equity and debt securities, including defaulted securities, with an emphasis on lower-quality debt securities."

    C: What is the fund's market capitalization strategy for the fund's equity strategy?

    R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

9. Fidelity Inflation Protected Bond Fund and Fidelity Investment Grade Bond Fund

    "Investment Summary" (prospectuses)
    "Principal Investment Strategies"

    C: The Staff believes that the credit quality strategy of the funds should be disclosed.

    R: Fidelity Investment Grade Bond Fund has a principal investment strategy of investing in investment-grade debt securities and an additional policy permitting an investment of up to 10% of assets in lower-quality debt securities. Fidelity Inflation Protected Bond Fund focuses its investments in investment-grade debt securities through its investments in inflation-protected securities issued by the U.S. Treasury and other U.S. Government agencies and instrumentalities. We believe current prospectus disclosure appropriately reflects these strategies.

10. Fidelity Capital & Income Fund, Fidelity Focused High Income Fund, and Fidelity High Income Fund

    "Investment Summary" (prospectuses)
    "Principal Investment Risks"

    "Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market."

    C: The Staff believes that "emerging markets" should be added to the Principal Investment Strategy section.

    R: The funds do not have a principal investment strategy of investing in securities of issuers in emerging markets. We believe that the list of summary statements under the subheading "Principal Investment Strategies" appropriately identifies the funds' principal investment strategies and that the summary statement "Investing in ... foreign issuers" is an appropriate summary of the types of issuers in which the funds may invest, which include domestic and foreign issuers of all

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types. Further explanation regarding this strategy for the funds is contained in the "Investment Details" section of the prospectus pursuant to Item 4 of Form N-1A.

11. All funds (except Spartan Government Income Fund, Spartan U.S. Treasury Money Market Fund, Spartan U.S. Government Money Market Fund, and Spartan 500 Index Fund)

"Investment Summary" (prospectuses)
"Principal Investment Risks"

(Fidelity Capital & Income Fund, Fidelity Focused High Income Fund, and Fidelity High Income Fund)

"*Foreign Exposure.* Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market."

(Fidelity Small Cap Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity Large Cap Stock Fund, and Fidelity Small Cap Retirement Fund)

"*Foreign Exposure*. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market."

(Fidelity Inflation-Protected Bond Fund, Fidelity Intermediate Bond Fund, Fidelity Investment Grade Bond Fund, and Fidelity Short-Term Bond Fund)

"*Foreign Exposure.* Entities located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries."

C: The Staff believes that the above risk disclosure found under the sub-heading "Principal Investment Risks" in the "Investment Summary" section should have a corresponding strategy identified under the sub-heading "Principal Investment Strategies" in the "Investment Summary" section.

R: The funds do not have a principal strategy of making foreign investments. However, certain securities in which the funds invest may be backed by foreign entities. In this way the funds may be exposed to the "Principal Investment Risks" of adverse issuer, political, regulatory, market, or economic developments in foreign countries, and we believe this should be disclosed. Accordingly, we have not modified our disclosure.

12. Fidelity Capital & Income Fund, Fidelity Focused High Income Fund, and Fidelity High Income Fund

"Investment Summary" (prospectuses)
"Principal Investment Risks"

"*Issuer-Specific Changes.* The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities <u>involve greater risk of default or price changes due to changes in the credit quality of the issuer</u>. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell."

Fidelity Hereford Street Trust (File Nos. 033-52577 and 811-07139), Post-Effective Amendment No. 18; Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 64; Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment No. 85; Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post Effective Amendment No. 97

C: The Staff believes that the "Issuer-Specific Changes" risk disclosure does not reflect the credit risks involved in investing in debt securities, especially the risk of default, and believes that corresponding credit risk disclosure should be added under the sub-heading "Principal Investment Risks" in the "Investment Summary" section.

R: The disclosure at issue summarizes the risks associated with changes in an issuer's credit quality and in particular the credit risk associated with investments in lower quality debt securities. We believe this section contains an appropriate summary of the risk of default due to changes in an issuer's credit quality and note that additional disclosure about the potential for higher default rates during economic recessions or periods of high interest rates is appropriately located in the Investment Details section.

13. All funds (except Fidelity Intermediate Bond Fund, Spartan Government Income Fund, and Fidelity Short-Term Bond Fund)

"Fee Table" (prospectuses)

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. the footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format more effectively communicates the information presented.

14. All funds (except Spartan U.S. Treasury Money Market Fund, Spartan U.S. Government Money Market Fund, and Spartan Money Market Fund)

"Investment Details" (prospectuses)
"Principal Investment Strategies"

(Fidelity Capital & Income Fund, Fidelity Focused High Income Fund, and Fidelity High Income Fund)

"In addition to the principal investment strategies discussed above, FMR may use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. FMR may invest the fund's assets in investment-grade debt securities by investing in other funds. If FMR's strategies do not work as intended, the fund may not achieve its objective. "

(Fidelity Intermediate Bond Fund)

"In addition to the principal investment strategies discussed above, FMR may invest the fund's assets in lower-quality debt securities, and may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. FMR may invest the fund's assets in investment-grade debt

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securities by investing in other funds. If FMR's strategies do not work as intended, the fund may not achieve its objective."

(Fidelity Small Cap Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity Large Cap Stock Fund, and Fidelity Small Cap Retirement Fund)

"In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.

FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective."

(Spartan 500 Index Fund)

"In addition to the principal investment strategies discussed above, Geode may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If Geode's strategies do not work as intended, the fund may not achieve its objective."

(Fidelity Inflation-Protected Bond Fund, Fidelity Investment Grade Bond Fund, and Fidelity Short-Term Bond Fund)

"In addition to the principal investment strategies discussed above, FMR may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. FMR may invest the fund's assets in investment-grade debt securities by investing in other funds. If FMR's strategies do not work as intended, the fund may not achieve its objective."

(Spartan Government Income Fund)

"In addition to the principal investment strategies discussed above, FMR may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective."

C: The Staff suggests that these are not principal strategies and they should be deleted from this section and possibly moved into a newly created section.

R: We believe that the phrase "In addition to the principal investment strategies discussed above," added to disclosure pursuant to the Staff's previous comments, adequately conveys that the strategies that follow are not currently considered principal. In addition, General Instruction C.(3)(b) permits a fund to include in its prospectus (except in the Item 2 and Item 3 sections of the prospectus) information that is not otherwise required, provided the information is not incomplete, inaccurate, or misleading, and the disclosure does not obscure or impede understanding of the information that is required to be included. We feel the disclosure provides shareholders with additional significant information about the funds' strategies and propose to retain it in this section.

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15. Inflation-Protected Bond Fund

"Investment Details" (prospectuses)
"Principal Investment Strategies"

"FMR also may invest the fund's assets in other types of investment-grade debt securities that are not inflation protected."

C: The Staff believes that the above disclosure found under the sub-heading "Principal Investment Strategies" in "Investment Details" should also be disclosed under the sub-heading "Principal Investment Risks" in "Investment Details."

R: The disclosure at issue is a principal investment strategy relevant to the way the fund is managed, but is not by itself a principal investment risk. The principal investment risks to which the fund may be exposed by investing in other types of non-inflation-protected debt securities are already covered in the "Principal Investment Risks" section.

16. Fidelity Capital & Income Fund, Fidelity Focused High Income Fund, and Fidelity High Income Fund

"Buying and Selling Shares" (prospectus)

C: Identify whether there are any market timing risks specific to these funds as the funds' investments in lower quality debt securities may put the funds at additional risks related to market timing.

R: We think that the current discussion of market timing risks for each fund is appropriate to that fund. We have not identified any additional market timing risks related to the funds' high yield investments that are not covered by current disclosure.

17. Fidelity Mid-Cap Stock Fund

"Fund Management" (prospectus)

"Shep Perkins is vice president and manager of Mid-Cap Stock Fund which he has managed since January 2005. Since joining Fidelity Investments in 1997, Mr. Perkins has worked as a research analyst and portfolio manager

Steven Calhoun is manager of Mid-Cap Stock Fund, which he has managed since March 1, 2005. Since joining Fidelity Investments in 1994, Mr. Calhoun has worked as a research analyst and manager."

C: Clarify the roles of each portfolio manager, including who is the lead manager.

R: The following disclosure will be added for the fund's next filing:

"Mr. Perkins and Mr. Calhoun each manage a separate portion of the assets of Mid-Cap Stock Fund."

18. Spartan 500 Index Fund

Fidelity Hereford Street Trust (File Nos. 033-52577 and 811-07139), Post-Effective Amendment No. 18;
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 64;
Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment No. 85;
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post Effective Amendment No. 97

"Fund Management" (prospectus)

"Jeffrey Adams has been a Senior Portfolio Manager with Geode Capital Management, LLC (Geode) since 2003. He has served as the Lead Portfolio Manager of the fund, as well as for seven other registered investment companies, since January 2004. Mr. Adams has oversight responsibility for all index funds managed by Geode and is responsible for quantitative research and new product development. Prior to joining Geode, Mr. Adams was employed by State Street Global Advisors in 1989 and served as a Portfolio Manager for over seven years."

  C: The Staff requests that we add specific beginning and end dates for the employment history included in Mr. Adams' biographical information.

  R: We will revise the language as follows (underlined added; [bracketed] deleted):

    "[Prior to joining Geode,] Mr. Adams was employed by State Street Global Advisors from June 1989 to June 2003 [in 1989 and] where he served as a Portfolio Manager for over seven years before joining Geode."

19. Spartan Money Market Fund

"Investment Policies and Limitations" (SAI)

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund will invest more than 25% of its total assets in the financial services industry.

For purposes of the fund's concentration limitation discussed above, Fidelity Management & Research Company (FMR) deems the financial services industry to include the group of industries within the financial services sector."

  C: The Staff noted an inconsistency in the above limitation with the use of the word "industry" since the gloss language identifies the financial services industry as a group of industries within the financial services sector. The Staff believes there should be consistent use of the terms "sector" and "industries" because a "sector" can be comprised of a group of related industries, and therefore these terms can set different parameters on the fund's concentration policy.

  R: The above-referenced limitation is a fundamental policy and cannot be changed without shareholder approval. The gloss language makes it clear that "industry" as used in the limitation includes all of the industries in the financial services sector (e.g., the insurance industry, the banking industry, etc.). Thus, we believe the disclosure is appropriate and not inconsistent.

20. All funds (except Spartan U.S. Treasury Money Market Fund, Spartan U.S. Government Money Market Fund, and Spartan Money Market Fund)

"Management Contracts" (SAIs)

  C: Identify the performance period for which the portfolio manager's bonus is based.

Fidelity Hereford Street Trust (File Nos. 033-52577 and 811-07139), Post-Effective Amendment No. 18;
Fidelity Summer Street Trust (File Nos. 002-58542 and 811-02737), Post-Effective Amendment No. 64;
Fidelity Commonwealth Trust (File Nos. 002-52322 and 811-02546), Post-Effective Amendment No. 85;
Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post Effective Amendment No. 97

R: We have disclosed that each manager's bonus is determined "over multiple measurement periods that eventually encompass periods of up to five years." Accordingly, we believe that this disclosure complies with the requirements of Item 15 and have not revised the disclosure.

21. All funds

"Board Approval of Existing Investment Advisory Contracts" (SAIs)

C: The Staff believes that consistent with the second sentence of the Instruction to Item 12(b)(10) of Form N-1A, additional disclosure is needed in this section to relate the factors to the specific circumstances of a fund and the investment advisory contract. Specifically, in the discussion of a fund's performance and expenses to an applicable peer group of similar funds.

R: We have submitted to the Staff a proposal that addresses the Staff's request to add fund-specific numerical performance and expense data to the disclosure. In light of the SEC's adoption in June 2004 of the final rule concerning the approval of investment advisory contracts, we are working on revised disclosure to comply with the rule and expect to begin adding shareholder report disclosure in the funds' next annual or semiannual report, as applicable.

22. All funds

Tandy (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.